GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Accredit Loans Inc, 2006-QH1
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information (Not Applicable)		
4. Interest Summary	Closing Date:	11/29/2006
	First Distribution Date:	12/25/2006
5. Other Income Detail	Determination Date:	12/21/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	12/26/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Record Date:	
	Book-Entry:	12/22/2006
8. Collateral Summary	Definitive:	11/30/2006
9. Repurchase Information		
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	Main Telephone:	714-247-6000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report	Bond Administrator:	Nicholas Gisler
15. Distribution Percentages (Not Applicable)	Telephone:	818-260-1628
16. Overcollateralization Summary	Pool(s) :	40440
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts		
18. Performance Tests		
19. Lender Paid Mortgage Insurance (Not Applicable)		
20. Comments		

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QH1
December 26, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	75115GAA6	192,035,000.00	192,035,000.00	5.51000000	598,545.37	793,584.64	1,392,130.01	0.00	0.00	0.00	191,436,454.63
A-2	75115GAB4	80,014,000.00	80,014,000.00	5.55000000	249,392.09	333,058.28	582,450.37	0.00	0.00	0.00	79,764,607.91
A-3	75115GAC2	48,009,000.00	48,009,000.00	5.52000000	149,637.12	198,757.26	348,394.38	0.00	0.00	0.00	47,859,362.88
M-1	75115GAD0	8,342,000.00	8,342,000.00	5.74000000	0.00	35,912.31	35,912.31	0.00	0.00	0.00	8,342,000.00
M-2	75115GAE8	4,426,000.00	4,426,000.00	5.94000000	0.00	19,717.83	19,717.83	0.00	0.00	0.00	4,426,000.00
M-3	75115GAF5	1,703,000.00	1,703,000.00	6.42000000	0.00	8,199.94	8,199.94	0.00	0.00	0.00	1,703,000.00
M-4	75115GAG3	1,702,000.00	1,702,000.00	6.77000000	0.00	8,641.91	8,641.91	0.00	0.00	0.00	1,702,000.00
M-5	75115GAH1	1,702,000.00	1,702,000.00	6.82000000	0.00	8,705.73	8,705.73	0.00	0.00	0.00	1,702,000.00
SB	75115GAJ7	2,554,638.08	2,554,638.08	0.00000000	980.79	592,899.26	593,880.05	0.00	0.00	0.00	2,553,657.29
R-I	75115GAK4	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	75115GAL2	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X		0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		340,487,638.08	340,487,638.08		998,555.37	1,999,477.16	2,998,032.53	0.00	0.00	0.00	339,489,082.71

GMAC RFC

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75115GAA6	1,000.00000000	3.11685563	4.13250001	7.24935564	0.00000000	0.00000000	996.88314437
A-2	75115GAB4	1,000.00000000	3.11685568	4.16250006	7.27935574	0.00000000	0.00000000	996.88314432
A-3	75115GAC2	1,000.00000000	3.11685559	4.14000000	7.25685559	0.00000000	0.00000000	996.88314441
M-1	75115GAD0	1,000.00000000	0.00000000	4.30500000	4.30500000	0.00000000	0.00000000	1,000.00000000
M-2	75115GAE8	1,000.00000000	0.00000000	4.45500000	4.45500000	0.00000000	0.00000000	1,000.00000000
M-3	75115GAF5	1,000.00000000	0.00000000	4.81499706	4.81499706	0.00000000	0.00000000	1,000.00000000
M-4	75115GAG3	1,000.00000000	0.00000000	5.07750294	5.07750294	0.00000000	0.00000000	1,000.00000000
M-5	75115GAH1	1,000.00000000	0.00000000	5.11500000	5.11500000	0.00000000	0.00000000	1,000.00000000
SB [1]	75115GAJ7							
R-I	75115GAK4	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	75115GAL2	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-X		0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] **Factors not reported for OC Classes**

Deal Factor :	**99.70672786%**

GMAC RFC

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	11/29/2006	12/25/2006	Actual/360	192,035,000.00	5.51000000	793,584.64	0.00	0.00	0.00	0.00	793,584.64	0.00
A-2	11/29/2006	12/25/2006	Actual/360	80,014,000.00	5.55000000	333,058.28	0.00	0.00	0.00	0.00	333,058.28	0.00
A-3	11/29/2006	12/25/2006	Actual/360	48,009,000.00	5.52000000	198,757.26	0.00	0.00	0.00	0.00	198,757.26	0.00
M-1	11/29/2006	12/25/2006	Actual/360	8,342,000.00	5.74000000	35,912.31	0.00	0.00	0.00	0.00	35,912.31	0.00
M-2	11/29/2006	12/25/2006	Actual/360	4,426,000.00	5.94000000	19,717.83	0.00	0.00	0.00	0.00	19,717.83	0.00
M-3	11/29/2006	12/25/2006	Actual/360	1,703,000.00	6.42000000	8,199.94	0.00	0.00	0.00	0.00	8,199.94	0.00
M-4	11/29/2006	12/25/2006	Actual/360	1,702,000.00	6.77000000	8,641.91	0.00	0.00	0.00	0.00	8,641.91	0.00
M-5	11/29/2006	12/25/2006	Actual/360	1,702,000.00	6.82000000	8,705.73	0.00	0.00	0.00	0.00	8,705.73	0.00
SB	11/01/2006	11/30/2006	30/360	2,554,638.08	0.00000000	0.00	0.00	0.00	0.00	592,899.26	592,899.26	0.00
Deal Totals				340,487,638.08		1,406,577.90	0.00	0.00	0.00	592,899.26	1,999,477.16	0.00

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-1, A-2, A-3, M-2, M-4, M-5, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distributiion
	(1)	(2)	(1) + (2) = (3)
SB	26,419.98	567,460.07	593,880.05
Deal Totals	26,419.98	567,460.07	593,880.05

GMAC RFC

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	1,213.87	1,213.87	0.00	0	0.00	106,396.65	13,857.65	12,126.19	0.00	0.00	0.00

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	0.00	0.00	0.00	0.00	0.00

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	A- 0.00
0.00	0.00	0.00	0.00	A- 0.00
0.00	0.00	0.00	0.00	A- 0.00
0.00	0.00	0.00	0.00	M- 0.00
0.00	0.00	0.00	0.00	M- 0.00
0.00	0.00	0.00	0.00	M- 0.00
0.00	0.00	0.00	0.00	M- 0.00
0.00	0.00	0.00	0.00	M- 0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	R- 0.00
0.00	0.00	0.00	0.00	R- 0.00
0.00	0.00	0.00	0.00	R- 0.00
0.00	0.00	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	875	875	N/A	198	4	0	0	0	871
	Balance/Amount	340,487,638.08	340,487,638.08	-789,128.67	160,341.74	1,627,342.30	N/A	0.00	0.00	339,489,082.71

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.39003796	7.38869153	357.74	357.73	6.96503796	6.96369153	6.96503796	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	6.11%				6.11%

NET WA CAP RATE - 7.73893107
WA NET RATE - 6.96503796

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	863	336,594,990.62	0	0.00	0	0.00	0	0.00	0.00	863	336,594,990.62
30 days	8	2,894,092.09	0	0.00	0	0.00	0	0.00	0.00	8	2,894,092.09
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	871	339,489,082.71	0	0.00	0	0.00	0	0.00	0.00	871	339,489,082.71
Current	99.08%	99.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	99.08%	99.15%
30 days	0.92%	0.85%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.92%	0.85%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Totals				Totals				Totals				Totals				Totals	
	Count **% Count**	**Balance** **% Balance**			**Count** **% Count**	**Balance** **% Balance**			**Count** **% Count**	**Balance** **% Balance**			**Count** **% Count**	**Balance** **% Balance**			**Count** **% Count**	**Balance** **% Balance**
1 Month	8 0.92%	2,894,092.09 0.85%	**13 Months**		0 0.00%	0.00 0.00%	**25 Months**		0 0.00%	0.00 0.00%	**37 Months**		0 0.00%	0.00 0.00%	**49 Months**		0 0.00%	0.00 0.00%
2 Months	0 0.00%	0.00 0.00%	**14 Months**		0 0.00%	0.00 0.00%	**26 Months**		0 0.00%	0.00 0.00%	**38 Months**		0 0.00%	0.00 0.00%	**50 Months**		0 0.00%	0.00 0.00%
3 Months	0 0.00%	0.00 0.00%	**15 Months**		0 0.00%	0.00 0.00%	**27 Months**		0 0.00%	0.00 0.00%	**39 Months**		0 0.00%	0.00 0.00%	**51 Months**		0 0.00%	0.00 0.00%
4 Months	0 0.00%	0.00 0.00%	**16 Months**		0 0.00%	0.00 0.00%	**28 Months**		0 0.00%	0.00 0.00%	**40 Months**		0 0.00%	0.00 0.00%	**52 Months**		0 0.00%	0.00 0.00%
5 Months	0 0.00%	0.00 0.00%	**17 Months**		0 0.00%	0.00 0.00%	**29 Months**		0 0.00%	0.00 0.00%	**41 Months**		0 0.00%	0.00 0.00%	**53 Months**		0 0.00%	0.00 0.00%
6 Months	0 0.00%	0.00 0.00%	**18 Months**		0 0.00%	0.00 0.00%	**30 Months**		0 0.00%	0.00 0.00%	**42 Months**		0 0.00%	0.00 0.00%	**54 Months**		0 0.00%	0.00 0.00%
7 Months	0 0.00%	0.00 0.00%	**19 Months**		0 0.00%	0.00 0.00%	**31 Months**		0 0.00%	0.00 0.00%	**43 Months**		0 0.00%	0.00 0.00%	**55 Months**		0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%	**20 Months**		0 0.00%	0.00 0.00%	**32 Months**		0 0.00%	0.00 0.00%	**44 Months**		0 0.00%	0.00 0.00%	**56 Months**		0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%	**21 Months**		0 0.00%	0.00 0.00%	**33 Months**		0 0.00%	0.00 0.00%	**45 Months**		0 0.00%	0.00 0.00%	**57 Months**		0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%	**22 Months**		0 0.00%	0.00 0.00%	**34 Months**		0 0.00%	0.00 0.00%	**46 Months**		0 0.00%	0.00 0.00%	**58 Months**		0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%	**23 Months**		0 0.00%	0.00 0.00%	**35 Months**		0 0.00%	0.00 0.00%	**47 Months**		0 0.00%	0.00 0.00%	**59 Months**		0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%	**24 Months**		0 0.00%	0.00 0.00%	**36 Months**		0 0.00%	0.00 0.00%	**48 Months**		0 0.00%	0.00 0.00%	**60+ Months**		0 0.00%	0.00 0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

Deal Totals	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Deal Totals	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

GMAC RFC

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

14. Credit Enhancement Report

Insurance

Description	Insurer	Insurance Premium	Current Insured Payments	Cumulative Insured Payments	Reimbursement Amount	Unreimbursed Insured Payments
Class A-3 Bond Insurance	Ambac Assurance Corporation	3,200.60	0.00	0.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Yield Maintenance Agreement	Bear, Stearns & Co., Inc.	10/25/2011	0.00	0.00
Class A-3 Yield Maintenance Account	Bear, Stearns & Co., Inc.	10/25/2011	0.00	0.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	0.00	2,554,638.08	(980.79)	2,553,657.29	2,553,657.29

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	1,976,257.77
(2)	Interest Losses	0.00
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Bond Insurance Premium	3,200.60
(6)	Certificate Interest Amount	1,406,577.89
(7)	OC Reduction Amount	980.79
(8)	Excess Cashflow Prior to OC Provisions	567,460.07

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	567,460.07
(2)	Unreimbursed Principal Portion of Realized Losses	0.00
(3)	Principal Portion of Realized Losses	0.00
(4)	Overcollateralization Increase	0.00
(5)	Other amounts due and unpaid under the Insurance Agreement	0.00
(6)	Prepayment Interest Shortfall	0.00
(7)	Unpaid PPIS With Accrued Interest	0.00
(8)	Interest Carry Forward Amount	0.00
(9)	Basis Risk Shortfall Carry-Forward Amount	0.00
(10)	Relief Act Shortfall	0.00
(11)	Unreimbursed Realized Losses	0.00
(12)	To Class SB Certificates	567,460.07

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance = 0.00	**False**
Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	**False**
Stepdown Date - Senior Enhancement Test	
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	**False**
StepDown Date and Senior Enhancement pass	
After StepDown Date and Senior Enh Percent >= Target Percent	**False**
StepDown Date has occured	
Stepdown Date has occurred	**False**
Stepdown Date and Trigger Event in effect	
Trigger Event is in effect on or after StepDown Date	**False**

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2006-QH1
December 26, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	2,985,470.19
Prepayment Premium	26,419.98
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	0.00
Total Deposits	3,011,890.17

Uses of Funds	Amount
Transfer to Certificate Account	2,998,032.52
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	13,857.65
Derivatives Payment	0.00
Total Withdrawals	3,011,890.17

Ending Balance	0.00